January 5, 2022
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Energy Focus, Inc.
Registration Statement on Form S-3 (Registration No. 333-261905)
Ladies and Gentlemen:
On behalf of Energy Focus, Inc. (“Energy Focus”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-3 (File No. 333-261905) of Energy Focus be declared effective at 5:00 p.m., New York City time, on Friday, January 7, 2022, or as soon thereafter as practicable. Energy Focus respectfully requests that you notify Michael J. Solecki of such effectiveness by a telephone call to (216) 586-7103.
Please contact Michael J. Solecki of Jones Day at (216) 586-7103 if you have any questions concerning this matter. Thank you for your continued attention to this matter.
Very truly yours,
ENERGY FOCUS, INC.

By: _/s/ Tod A. Nestor
Name: Tod A. Nestor
Title: Chief Operating Officer and Chief
Financial Officer

cc: Michael J. Solecki, Esq.